Filed Pursuant to Rule 433
Registration Statement No. 333-128187
May 15, 2006
PRICING TERM SHEET
(to Preliminary Prospectus Supplement dated May 15, 2006)

Issuer:	Centerpoint Energy Resources Corp.

Security:	6.15% Senior Notes due 2016

Size:	$325,000,000

Maturity Date:	May 1, 2016

Ratings:	Moody’s Baa3 S&P BBB Fitch BBB

Coupon:	6.15%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2006

Price to public:	99.644%

Make-whole call:	At any time at a discount rate of Treasury plus 20 basis points

Expected Settlement Date:	May 18, 2006

Underwriters:	Barclays Capital Inc.
LaSalle Financial Services, Inc.
Scotia Capital (USA) Inc.
HSBC Securities (USA) Inc.
Lazard Capital Markets LLC
RBC Capital Markets Corporation
Greenwich Capital Markets, Inc.
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC

Treasury Benchmark:	5.125% due May 15, 2016

Treasury Yield:	5.149%

Reoffer Spread:	+105 basis points

Yield to Maturity:	6.199%
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at (888) 227-2275 extension 2663.